

June 18, 2013

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
200 Bay Street
Royal Bank Plaza, North Tower, Suite 2200
Toronto, ON M5J 2J3
Canada

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Response dated May 23, 2013**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.3 – Audited Annual Financial Statements

Note 3 – Significant Accounting Policies, page 9
(d) – Property, Plant and Equipment, page 10
i. Exploration, Evaluation Assets and Depletable Producing Properties, page 10

1.   It appears from your response to our prior comment 5 that your determination of technical feasibility and commercial viability under IFRS 6 is based, in part, on entity-specific factors. We note that paragraphs 5(b) and 17 of IFRS 6 are conditioned on "demonstrable" technical feasibility and commercial viability; those paragraphs do not

appear to reference entity-specific factors/assumptions (such as the entity's financial ability to mine or managerial intent to mine) or managerial determinations/approvals. It also appears that you have established Mineral Reserves utilizing the CIM Definition Standards of a Mineral Reserve. It appears to us that you believe that technical feasibility and commercial viability under IFRS 6 is established at a later point in time than the establishment of Mineral Reserves under CIM Definition Standard of Mineral Reserves. Please clarify for us your position on the timing of reserve establishment and how it relates to technological feasibility and commercial viability under IFRS 6. In your response, please also clarify how you considered the impact of the following on your financial statements and footnote disclosures:

- the disclosure requirements of exploration and evaluation assets pursuant to paragraph 24(b) of IFRS 6;
- the level at which your exploration and evaluation assets are tested for impairment pursuant to paragraph 21 of IFRS 6; and,
- the timing of the impairment testing and reclassification of exploration and evaluation assets pursuant to paragraph 17 of IFRS 6.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining